SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)1

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

TORO 18 HOLDINGS LLC

C/O ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

TORO 18 HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,387,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,387,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,387,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

IMMERSION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,387,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,387,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,387,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSON

WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,387,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,387,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,387,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,387,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,387,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,387,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

SEAN MADNANI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Toro 18 Holdings LLC, a Delaware limited liability company (“Toro 18”), with respect to the Shares directly and beneficially owned by it;

(ii)	Immersion Corporation, a Delaware corporation (“Immersion”), as the sole member of Toro 18;

(iii)	William C. Martin (“Mr. Martin”), as the Chief Strategy Officer of Toro 18;

(iv)	Eric Singer (“Mr. Singer”), as the President and Chief Executive Officer of Toro 18; and

(v)	Sean Madnani (“Mr. Madnani”), as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement, as defined and further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Immersion. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The business address of each of Toro 18, Immersion, and Mr. Singer is 2999 N.E. 191st Street, Suite 610, Aventura, FL 33180. The business address of Mr. Martin is c/o Raging Capital Management, LLC, Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553. The business address of Mr. Madnani is c/o Twist Capital LLC, 9440 Santa Monica Boulevard, Suite 301, Beverly Hills, California 90210.

(c)       Toro 18 is wholly-owned by Immersion. The principal business of Toro 18 is investing in securities. The principal business of Immersion is serving as a premier licensing company focused on the invention, acceleration, and scaling, through licensing, of innovative haptic technologies. Mr. Martin’s principal occupation is serving as Chief Strategy Officer of Toro 18 and Chief Strategy Officer and as a member of the Board of Directors of Immersion. Mr. Martin also manages his personal family office, Raging Capital Ventures. The principal occupation of Mr. Singer is serving as President, Chief Executive Officer, and Chairman of the Board of Directors of Immersion and President and Chief Executive Officer of Toro 18. The principal occupation of Mr. Madnani is serving as Founder and Chief Executive Officer of Twist Capital LLC.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Martin, Madnani and Singer are citizens of the United States of America. Toro 18 and Immersion are incorporated under the laws of the State of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Toro 18 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price of the 1,387,087 Shares directly beneficially owned by Toro 18 is approximately $11,398,161, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 13, 2023, Toro 18 delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of three (3) highly-qualified candidates, including Eric Singer, William C. Martin and Sean Madnani (collectively, the “Nominees”), for election to the Board at the 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies, included below.

The Reporting Persons have tried to engage with the Issuer on a proposed settlement to avoid a full proxy fight at the 2023 Annual Meeting. Despite what the Issuer’s press release issued on April 12, 2023 claims, the Reporting Persons could not accept the Issuer’s settlement proposal for several reasons, including that the Board would not disclose which second director, besides Mr. William Keitel, would resign from the Board or guarantee that a strategic review committee would be formed. Notably, even if a committee were to be formed, the Board was insistent that the committee would consist of 5 directors – a size the Reporting Persons believe would create inefficiencies and effectively give control of such process to incumbent directors.

In the Reporting Persons’ view, without the right directors appointed to the Board with substantial capital at risk, as well as certainty that certain longer-tenured directors will be replaced and a strategic review committee will be formed that is properly composed, the Reporting Persons do not believe that the CEO’s performance will be proactively, effectively or critically assessed, that a strategic review process will be credibly undertaken or that the Issuer’s bloated cost structure and underperforming operations will be remedied. As shareholders learned last year, even with significant Board change, the Issuer still experienced a failed sale process, the stock declined by approximately 57%1 and the Issuer’s expenses ballooned.

1 Based on a closing price of $18.81 per share on May 17, 2022, the date the Issuer announced its cooperation agreement with The Donerail Group LP, among other parties, and a closing price of $8.12 per share on March 22, 2023, the trading day immediately prior to the date on which the Reporting Persons first filed their Schedule 13D. Yahoo Finance.

The Reporting Persons have concerns that the lack of appropriate oversight over the CEO may have been a primary cause for the Company’s failed strategic review process last year. Additionally, the Reporting Persons believe that the CEO’s continued influence over certain Board members, in concert with expensive outside advisors, could be driving the Company’s resistance to appointing nominees from its largest shareholder to the Board, or having such nominees oversee a new strategic process. The Reporting Persons believe that without disrupting this power dynamic, the CEO and his enablers will continue the status quo.

The Reporting Persons are hyper-focused on protecting shareholder interests and curbing the wasteful spending of this Board and management team. Accordingly, the Reporting Persons do not intend to engage in a tit-for-tat public relations battle with the Issuer. The Reporting Persons have nominated three highly qualified director candidates, whose bios are below and who possess strong track records of overseeing strategic review processes, holding management teams accountable, reducing costs and turning underperforming companies into profitable businesses. While the Reporting Persons’ strong desire is to find a constructive path forward and obtain Board representation through a settlement, the Reporting Persons will not settle for a resolution that will not yield the right outcome.

The Nominees are:

Sean Madnani

Mr. Madnani is a seasoned senior executive with extensive investment and financial experience, with a focus on the technology sector. If elected to the Board, Mr. Madnani would bring valuable investment and M&A experience to the Issuer.

•	Current Founder and Chief Executive Officer of Twist Capital LLC, a closed-end investment fund focused on the technology sector, since September 2019.

•	Former Senior Advisor and Senior Managing Director of Guggenheim Securities LLC, a registered broker-dealer and subsidiary of Guggenheim Partners LLC, from 2015 to March 2020.

•	Previously held various senior roles at Blackstone Inc. (NYSE: BX), including most recently as Senior Managing Director, Partner, and Head of Technology M&A for the Western United States and Asia-Pacific, from 2005 to 2015.

•	Holds a Bachelor of Arts in Economics, with a minor in Business Administration from the University of California, Berkeley.

William C. Martin

Mr. Martin is a successful investor, entrepreneur, and public company director. If elected to the Board, Mr. Martin would bring much-needed financial and corporate governance expertise to the Board.

•	Current Chief Strategy Officer Immersion Corporation (NASDAQ: IMMR), a premier licensing company focused on the invention, acceleration, and scaling, through licensing, of innovative haptic technologies, since December 2021 and where he also currently serves as a Director, since August 2019.
•	Current Chief Strategy Officer of Toro 18 Holdings LLC, an entity wholly-owned by Immersion, since June 2022.

•	Current Founder, Chairman and Chief Investment Officer of Raging Capital Management, LLC, a private investment partnership based near Princeton, New Jersey, since 2006.

•	Serial Entrepreneur and Co-Founder of several financial information companies, including RagingBull.com, a financial website, in 1997 and InsiderScore.com, an institutional analytics business focusing on investment data, in 2004.

•	Former ormer director of several public companies, including, among others, Vitesse Semiconductors Corporation (d/b/a Microsemi Communications, Inc.) (formerly NASDAQ: VTSS), a semiconductor company, from 2014 to 2015, until it was acquired by Microsemi Corporation (NASDAQ: MSCC) in 2015; Salary.com, Inc., a compensation data, software, consulting and resource company, from 2009 until it was acquired by Kenexa Corporation (formerly NYSE: KNXA), in 2010; and Bankrate, Inc. (formerly NASDAQ: RATE), a consumer finance company, from 2000 to 2009, until it was acquired by Apax Partners.

Eric Singer

Mr. Singer is a consummate investor and public company director with a proven track-record of success. If elected to the Board, Mr. Singer would bring critically needed operational and financial experience, as well as a deep understanding of the technology sector to the Board.

•	Current President and Chief Executive Officer of Immersion Corporation (NASDAQ: IMMR), a premier licensing company focused on the invention, acceleration, and scaling, through licensing, of innovative haptic technologies, since January 2023 and where he has served as a Director since March 2020, including as Chairman, since January 2023, and as Executive Chairman from August 2020 to January 2023.

•	Current President and Chief Executive Officer of Toro 18 Holdings LLC, an entity wholly-owned by Immersion, since June 2022.

•	Former Founder and Managing Member of VIEX Capital Advisors, LLC, a securities investment firm, from 2014 to December 2022.

•	Seasoned public company director, including current service on the boards of directors of Immersion, since March 2020, including as Chairman, since January 2023, and as Executive Chairman from August 2020 to January 2023, and A10 Networks (NYSE: ATEN), an application controller and firewall cloud security company, including as Lead Independent Director, since September 2020.

•	Former director of over 12 public companies with significant transaction, restructuring and operating improvement experience.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Toro 18, together with the other participants named herein (collectively, “Toro 18 Group”), intends to nominate director candidates and file a preliminary proxy statement and accompanying BLUE universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2023 annual meeting of stockholders of Turtle Beach Corporation, a Nevada corporation (the “Company”).

TORO 18 GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Toro 18, Immersion, Eric Singer, William C. Martin and Sean Madnani. As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 1,387,087 shares of Common Stock, par value $0.001 per share, of the Company (the “Common Stock”). As of the date hereof, Toro 18 directly beneficially owned 1,387,087 shares of Common Stock. Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 1,387,087 shares of Common Stock owned by Toro 18. As the Chief Strategy Officer of Toro, Mr. Martin may be deemed to beneficially own the 1,387,087 shares of Common Stock owned by Toro 18. As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 1,387,087 shares of Common Stock owned by Toro 18. As of the date hereof, Mr. Madnani does not own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,582,958 Shares outstanding, which is the total number of Shares outstanding as of February 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023.

A.	Toro 18

(a)	As of the close of business on April 13, 2023, Toro 18 directly beneficially owned 1,387,087 Shares.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,387,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,387,087

(c)	The transactions in the Shares by Toro 18 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	Immersion

(a)	Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 1,387,087 Shares owned by Toro 18.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,387,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,387,087

(c)	Immersion has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

C.	Mr. Martin

(a)	As the Chief Strategy Officer of Toro, Mr. Martin may be deemed to beneficially own the 1,387,087 Shares owned by Toro 18.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,387,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,387,087

(c)	Mr. Martin has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Mr. Singer

(a)	As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 1,387,087 Shares owned by Toro 18.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,387,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,387,087

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

E.	Mr. Madnani

(a)	As of the date hereof, Mr. Madnani does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Madnani has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 13, 2023, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “JFSA”) in which, among other things, (a) the Reporting Persons agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) they agreed to form a group (the “Group”) to solicit proxies or written consents for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by Toro 18), (c) they agreed to provide notice to the Group’s legal counsel of any of their purchases or sales of securities of the Issuer or any securities of the Issuer over which they acquire or dispose of beneficial ownership no later than four (4) hours after each such transaction, (d) they agreed that any filing with the SEC, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities shall be as directed by Toro 18, and (e) Toro 18 agreed to pay directly all pre-approved expenses in connection with the solicitation. A copy of the JFSA is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 13, 2023, Toro 18 entered into a letter agreement (the “Indemnification Agreement”) with Mr. Madnani pursuant to which Toro 18 has agreed to indemnify Mr. Madnani against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A copy of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Mr. Madnani has granted Mr. Singer power of attorney (the “POA”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders. A copy of the POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	JFSA, dated April 13, 2023.

99.2	Indemnification Agreement, dated April 13, 2023.

99.3	POA, dated April 13, 2023.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2023

TORO 18 HOLDINGS LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President and CEO

IMMERSION CORPORATION

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President, CEO and Chairman

/s/ WILLIAM C. MARTIN
WILLIAM C. MARTIN

/s/ ERIC SINGER
ERIC SINGER Individually and as attorney-in-fact for Sean Madnani

SCHEDULE A

Directors and Officers of Immersion Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Eric Singer President, Chief Executive Officer and Chairman of the Board of Directors[1]
William C. Martin Chief Strategy Officer and Director*
Francis Jose General Counsel	General Counsel of Immersion Corporation	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	United States of America
Aaron Akerman Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of Immersion Corporation	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	Canada
Sumit Agarwal Director	CEO & Co-Founder of Gather	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	United States of America
Elias Nader Director	Chief Financial Officer and Senior Vice President of Finance of QuickLogic Corporation	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	United States of America
Frederick Wasch Director	Managing Partner, Chief Financial Officer, Chief Operating Officer, and Chief Compliance Officer of Raging Capital Management, LLC	Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553	United States of America

1 Mr. Singer and Mr. Martin are Reporting Persons and, as such, the information with respect to each of them called for by the Schedule 13D is set forth therein.

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TORO 18 HOLDINGS LLC

Purchase of Common Stock	118,780	10.6697	04/10/2023
Purchase of Common Stock	10,000	10.9988	04/11/2023
Purchase of Common Stock	35,000	11.4239	04/11/2023